                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)



                        Cumberland Bancorp, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.50 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    230406100
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ] Rule 13d-1(b)
              [ ] Rule 13d-1(c)
              [X] Rule 13d-1(d)



                                Page 1 of 6 Pages

CUSIP NO. 230406100                     13G            PAGE   2   OF   6   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          John S. Wilder, Sr.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER                        713,591
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER                            0
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER                   713,591
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER                       0

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          713,591
          ---------------------------------------------------------------------

 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                           [ ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------

CUSIP NO. 230406100                 13G                        Page 3 of 6 Pages


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 230406100                 13G                        Page 4 of 6 Pages

Item 1(a).           Name of Issuer:               Cumberland Bancorp, Incorporated
Item 1(b).           Address of Issuer's           4205 Hillsboro Road, Suite 212
                     Principal Executive           Nashville, TN  37215
                     Offices:

Item 2(a).           Name of Person Filing:        See Item 1 of page 2
Item 2(b).           Address of Principal          4205 Hillsboro Road, Suite 212
                     Business Office:              Nashville, TN  37215
Item 2(c).           Organization/Citizenship:     See Item 4 of page 2
Item 2(d).           Title of Class                Common Stock, $.50 par value
                     Of Securities:
Item 2(e).           CUSIP Number:                 230406100
Item 3.              Inapplicable.

Item 4.              Ownership.

                        TOTAL SHARES
                             OF
                           COMMON                                                                   SOLE                SHARED
                            STOCK           PERCENT             SOLE             SHARED             POWER                POWER
                        BENEFICIALLY          OF               VOTING            VOTING              TO                   TO
  PERSON                   OWNED            CLASS(1)            POWER             POWER            DISPOSE              DISPOSE
---------------       ---------------     ------------       -----------       ----------        -----------           ---------
John S. Wilder,            713,591            10.4%           713,591(2)            0             713,591(2)               0
Sr.


---------------

(1) Based on 6,893,628 shares of Common Stock outstanding as of December 31, 2000, plus 3,300 shares of Common Stock subject to options held by reporting person, which are exercisable within 60 days of December 31, 2000.

(2) Includes 3,300 shares which the reporting person had the right to acquire within 60 days of December 31, 2000 upon exercise of options. Includes 395,996 shares owned by reporting person's wife. Does not include shares held by reporting person's children who are 18 years of age or older.

CUSIP NO. 230406100                 13G                        Page 5 of 6 Pages


Item 5.           Ownership of Five Percent or Less of a Class.

                           Inapplicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Inapplicable

Item 8.           Identification and Classification of Members of the Group.

                           Inapplicable

Item 9.           Notice of Dissolution of Group.

                           Inapplicable

Item 10.          Certification.

                           Inapplicable

CUSIP NO. 230406100                 13G                        Page 6 of 6 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            February 13, 2001
                            ----------------------------------------------------
                            Date



                            /s/ John S. Wilder, Sr.
                            ----------------------------------------------------
                            (Signature)




                            John S. Wilder, Sr.
                            ----------------------------------------------------
                            (Name/Title)